Goldcorp is totally debt free and had cash, gold bullion and short-term investments of nearly $380 million at March 31, 2004. Goldcorp's profit growth over the last five years is the second best five-year performance of any major Canadian public company, and Goldcorp's profit margin of 37.6% in 2003 was the country's seventh highest, according to the June 2004 issue of National Post Business.

Furthermore, in its April 26 - May 9, 2004 edition, Canadian Business placed Goldcorp near the top of the list in a three-year performance survey of the 221 companies on the S&P/TSX composite index. Goldcorp ranked seventh with an annualized net sales growth rate of 57%, sixth with an annualized net income growth of 72% and tenth with a total shareholder return of 66%.

To accelerate its growth, Goldcorp seeks innovative solutions, vigourously adheres to a conservative financial position and strives constantly to enhance the bottom line - all with one overriding goal: To maximize per share value.

The items in Outlook tell the Goldcorp story.

  Golden Financials - Goldcorp had record earnings of $98.8 million in 2003 and a 22% increase in earnings during the first quarter of 2004. (Page 8).

  Price of gold set to soar - Rob McEwen says gold will rise to $850 an ounce over the next six years. (Page 4).

  A gold stock with a dividend! - Since it began declaring dividends in 2001, Goldcorp has paid out more than $100 million to shareholders, with more in the offing as the price of gold and profitability rise. (Page 3).

  Goldcorp's gold strategy - The company's innovative management of its bullion is a vital ingredient in Goldcorp's recipe for success (Page 5).

  Red Lake Mine Expansion - When the current expansion project ends late in 2006, annual production will rise from 510,000 to 700,000 ounces of gold and production costs are projected to fall to $70 per ounce. (Page 1).

  Exploration adds to Red Lake reserves - The aim of Goldcorp's exploration effort at Red Lake is to increase the level of reserves and resources to support higher production levels once the mine expansion is completed in late 2006. (Page 2).

  Growth through strategic alliances - Goldcorp has forged partnerships with promising junior exploration companies to expand its opportunities for growth. (Page 6).

  M&A targets becoming attractive! - Goldcorp approaches mergers and acquisitions with caution, waiting for the appropriate moment to act. As an opportunistic buyer, Rob McEwen believes this may be an opportune time. (Page 5).

... continued on page 2

Red Lake Mine expansion

It is December 2006, and the winter freeze has already engulfed Ontario's northwest, but operations at Goldcorp's Red Lake Mine are running at a feverish pace with the completion of a new 7,150-foot shaft that now gives greater access to the world's richest gold deposit.

The $100 million project, which was completed on schedule and within budget, has increased production from 510,000 to 700,000 ounces per year and lowered  costs from $80 per ounce to $70 per ounce. What's more the shaft has been constructed with excess capacity so that when ongoing exploration uncovers additional reserves, production will be able to increase accordingly. This will help achieve Goldcorp's ultimate goal of increasing the company's annual production to 1 million ounces.

You have just read an account of Goldcorp's future vision of its Red Lake Mine.

... continued on page 2

In the foreground, work progresses on the Red Lake Mine expansion. The existing operation is visible in the background. (Photograph by Don Nord)

From the publisher
Welcome to the first issue of Outlook. This publication is intended to build upon our quarterly reports, annual information circular and other disclosure documents. Although these documents contain essential information, they are often highly technical and lengthy.

We offer Outlook as an easy-to-read and comprehend supplement that explains our past and current performance and gives insight into our future.

To ensure that future issues meet your needs and expectations, we would welcome any comments or suggestions you might have. Please forward your remarks to info@goldcorp.com, or call us at 1-800-813-1412.

Rob McEwen
Chairman and CEO, Goldcorp Inc

Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.	All dollar amounts in Outlook are given in US currency unless otherwise stated.

Red Lake Mine expansion
....continued from Page 1.

Wishful thinking? Not at all!

With the enhanced technology of the new shaft, it will take only 20 to 30 minutes for miners and equipment to go from surface to the working areas, compared with the hour and 20 minutes it now takes to descend to the current mine workings.

Because of its greater capacity, the new shaft (elevator) will hold 120 miners - up from only 18 in the current shaft - and make it possible for large machinery to be lowered intact, thus ending the costly and time-consuming practice of disassembling on surface and reassembling under ground.

Because of these efficiencies, payback for the new shaft will occur in only 1.2 years, with an internal rate of return of 48% at a gold price of $400 per ounce.

For details of Goldcorp's promising exploration program at Red Lake, please refer to the "Exploration adds to Red Lake reserves" article on this page.

Exploration adds to Red Lake reserves

The aim of Goldcorp's ongoing exploration at Red Lake is to increase the level of reserves and resources to support higher production levels once the mine expansion is completed in late 2006.

So far, the results are exciting. More than 70% of all the gold ever found at the 58-year-old Red Lake Mine has been discovered since 1995 -with exploration continuing.

Exploration at Red Lake last year added about 1 million ounces to gold reserves and resources, bringing the mine's total to nearly 6.1 million ounces, with more expected to come this year and in the future.

The company is focusing on potential reserves below and adjacent to the High Grade Zone and in the lower-grade sulphide ores in the Far East Zone, which lies outside of the existing mine.

Drilling in the High Grade Zone has identified mineralization to a depth of 7,700 feet, which is about 2,000 feet below the current mine workings, with indications that the deposit continues deeper. The gold concentration is similar to the average grade of 2.20 ounces of gold per ton now being mined.

The Far East Zone is larger than the area that hosted the production of 3.1 million ounces of gold between 1948 and 1996. So far, approximately 240,000 ounces of gold at a grade of 0.47 ounces per ton have been identified in the Far East Zone. Despite its lower grade, this area could be mined profitably given the strong price for bullion and the efficiencies to be brought about by the mine expansion.

Goldcorp's vision of tomorrow
...continued from Page 1.

  VR lab in Red Lake - The Virtual Reality Lab at Red Lake, the world's first-ever in an active mining camp, holds great promise for the future. This latest in 21st-century technology shows the underground environment as it has never been seen before and will aid, not just in exploration, but in mine planning, construction and production. (Page 6).
  Goldcorp builds reputation as environmentally responsible miner - Goldcorp is establishing a track record in land reclamation practices, a position that should ease environmental concerns and thus help the company acquire and develop future mining properties around the globe. (Page 4).
  Rewarding careers in mining - The mining industry is going through a rebirth, and for bright, energetic and innovative students with a taste for adventure, it offers promising career opportunities with competitive pay, travel and the potential for fast advancement to senior management. (Page 2).

Rewarding careers in mining

The mining industry is going through a rebirth, and for bright, energetic and innovative students with a taste for adventure, it offers promising career opportunities with competitive pay, travel, fast advancement to senior management and tremendous personal growth and fulfillment along the way.

You may find it surprising that career opportunities cover the gamut of disciplines - from engineering, information technology, robotics, metallurgy, chemistry, geophysics, geology, physics, surveying and microbiology to finance, accounting, law, human resources and communications.

Mining is one of the world's oldest endeavours, but today it is a computerized industry that adapts the latest technology. Today's mining industry also adheres strictly to environmental regulations and is highly responsive to local needs and culture.

The surge in mining is being fueled, in part, by economic development in India and China, which will emerge in coming decades as industrial giants, and, in part, by the enormous scientific and technological advancements now unfolding within the industry.

To realize this potential, the mining industry needs people, but today's workforce is aging with senior managers set to retire during the next 10 to 15 years. So at Goldcorp, the welcome mat is out.

2 GOLDCORP OUTLOOK • SUMMER 2004

Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.

How to buy Goldcorp

You have three choices.
  Shares: On the NYSE (New York Stock Exchange) under the symbol GG and on the TSX (Toronto Stock Exchange) under the symbol G.
  Warrants: Two warrants trade on the TSX. The "1999" warrants (symbol G.WT), with one warrant entitling the holder to purchase two shares of Goldcorp at Cdn$10 per share until May 13, 2009. The "2002" warrants (symbol G.WT.U), with one warrant entitling the holder to purchase two shares of Goldcorp at $12.50 per share until April 30, 2007.
  Options: Listed on the American Stock Exchange, the Chicago Board of Options Exchange, the Pacific Exchange and the Montreal Exchange.

About 65% of the daily volume of trading in Goldcorp shares takes place on the NYSE, with the remaining 35% on the TSX. As of June 9, 2004, the 52-week high/low on the NYSE was $18.50/$10.11; on the TSX it was Cdn$24.00/Cdn$14.15.

A gold stock with a dividend!

Since it began declaring dividends in 2001, Goldcorp has paid out more than $100 million to shareholders, with more in the offing as the price of gold and profitability rise. The company in 2003 paid out 33% of earnings in dividends.

Goldcorp has increased the annual dividend payment four times, from $0.05 to the current annual rate of $0.18 per share. This represents a dividend yield of 1.5% as of June 9, 2004. The frequency of the dividend payment has also been increased from semi-annually to 12 times per year. The 260% increase in the Goldcorp dividend during the past three years far out-paced the increase in the price of gold during the same period.

"We regard dividends as 'rent' to our shareholders for their investment, and increasing per share value is our highest priority," says Rob McEwen, Goldcorp's Chairman and CEO. "This commitment imposes strict discipline on management, forcing us to make more with less."

5 millionth ounce produced, 10 millionth ounce on horizon

Goldcorp's Red Lake Mine in northwestern Ontario reached an important milestone on May 6, 2004, by pouring its 5 millionth ounce of gold. The company is already looking ahead eight years, to 2012, when it expects to pour its 10 millionth ounce. There is a lot of history behind the Red Lake Mine.

It took nearly half a century for the mine to produce its first 3.15 million ounces of gold, which was extracted from surface to a depth of 4,400 feet. The minineralizaton occured in what is called "sulphide ore." The average grade mined was 0.42 ounces of gold per ton. Production of the sulphide ore was interrupted by a four-year labour dispute that began in 1996.

The next 1.85 million ounces has taken less than four years to produce, following the discovery of the High Grade Zone in 1995 and the subsequent development of the orebody, upgrading of the shaft, construction of a new processing plant and the resumption of production in August 2000. Now, Red Lake Mine Manager Claude Lemasson predicts that "the mine will reach the 10-million-ounce mark by 2012."

The glorious history of the Red Lake Mine actually extends back to 1926, when Major Cunningham-Dunlop staked out the area. An entrepreneur named Gordon Shearn undertook the initial ground work, but his efforts proved unsuccessful when he failed to obtain financial backing to develop the deposit. The claims then expired and reverted back to the Government of Canada.

Eighteen years later, Shearn restaked the ground and sold the 16-claim block in Balmer Township to two men named Isbell and Dickenson. They resold the claims to Jack Brewis and Arthur White, who incorporated Dickenson Red Lake Mines Limited and started drilling in March 1945, sunk the first shaft in 1946 and erected a mill two years later. At the time, White proclaimed, prophetically, that "I hope one day to have a little mining empire here."

(To be continued in the next issue of Outlook.)

Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.	SUMMER 2004 - GOLDCORP OUTLOOK 3

Goldcorp builds reputation as environmentally responsible miner

Corporate information

Goldcorp Inc.
Toll Free: (800) 813-1412
Email: info@goldcorp.com
Website: www.goldcorp.com

Annual Information Form and United States SEC Form 40-F
Goldcorp shareholders may obtain a copy of the 2003 Annual Information Form and United States SEC Form 40-F without charge, upon written request. For Goldcorp address see page 7.

Principal Registrar and Transfer Agent
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Tel: (800) 564-6253
Fax: (416) 981-9800
Shareholder Enquires: (800) 564-6253
Email: caregistryinfo@computershare.com

Co-Registrar and Transfer Agent
The Bank of New York
101 Barclay Street
New York, New York 10286
Tel: (212) 815-4137
Fax: (212) 815-6979
Shareholder Enquiries: (800) 524-4458

Auditors
KPMG LLP
Chartered Accountants
Toronto, Canada

Goldcorp is establishing a track record in responsible land reclamation practices, a position that should ease environmental concerns and thus help the company acquire and develop future mining properties around the globe.

Two years ago, Goldcorp supervised the reclamation of nearly 200 acres at the wholly owned Golden Reward Mine in the environmentally sensitive Black Hills of South Dakota. As part of this environmental restoration program, the two ponds used for mine tailings were cleaned so that a nearby ski hill can use them to facilitate snowmaking.

Goldcorp is applying its expertise to its neighbouring Wharf Mine, which is set to close in early 2007.

Wharf is the last producing gold mine in the historic mining camp of the Black Hills, where the famous Homestake mine produced nearly 43 million ounces of gold from the late 1870s to the time of its closure in 2002.

With permitted reserves to be depleted during the first quarter of 2007, Wharf and its 126 employees have already incorporated final reclamation plans into ongoing mining operations. In fact, about 400 acres of the 900-acre site will have been reclaimed by the end of this year, and financial commitments of approximately $20 million are in place with appropriate amounts accrued for future reclamation and environmental liabilities.

The Wharf Mine has produced over 1.5 million ounces of gold since it began operation, with the mine forecast to produce 70,000 ounces annually for 2004, 2005 and 2006. The 2004 cash cost is expected to be $245 per ounce.

The picture at left shows reclaimed areas at the Wharf Mine that had been filled with neutralized spent ore and discarded rock from the mining process.

Price of gold set to soar

To Rob McEwen, Goldcorp's Chairman and CEO, "Gold is money and at certain times over the long-term economic cycle gold is the best currency to own. It just happens we have now entered one of those periods and gold is poised to move higher, significantly higher!" (See chart A).

This may sound surprising given the roller-coaster ride of gold prices, which fell from an historic high of $850 an ounce back in 1980 to a low of $250 in both 1999 and 2001. Gold has rebounded since, trading in the $400 range for the past eight months.

While some regard the current price as a ceiling, McEwen sees it as a temporary resting place in a sustained bull market. "Gold will test $850 an ounce mark over the next six years, but be prepared for some volatility. Do not expect the gold price to move in a straight line up to $850. There will be corrections and consolidations along the way." He suggests you look at the gold price during the 1970's as an indication of what may happen in this decade. (See chart B).

Two factors that are often stated as negatives for the gold story are central bank gold sales and increasing interest rates. There is recent historical precedent that suggests these factors may, in fact, be positive for gold. Consider this: the gold price in 1976 was $100 per ounce and climbed to $850 despite the large and frequent sales of gold by the IMF and the Federal Reserve in addition to rising interest rates that peaked over 14%.

The flight for fiat, or paper currency, to hard assets is underway. We are near the end of an enormous bubble in financial assets. It is time to put some gold in your portfolio.

4 GOLDCORP OUTLOOK • SUMMER 2004

Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.

Goldcorp's Gold strategy

Goldcorp was one of the first gold producers to shun hedging and, because of its extremely low operating costs, is the first and only gold producer to withhold a significant portion of its production, selling bullion only when prevailing circumstances give the greatest return.

In recent years, gold miners have tried to protect themselves from gold-market fluctuations by hedging - that is, they would sell their future production at a fixed price. This works out well in a declining market, but will cost the producers dearly when the price of gold rises.

Goldcorp began to buy gold and stockpile some of its production in 2001. In the fall of 2003, Goldcorp sold its stockpile to benefit from an adverse change in Ontario tax regulations and to take advantage of what it regarded as a temporary plateau in the current bull market for gold. By selling at that time, Goldcorp realized a profit of $72 per ounce more than it would have received had the gold been sold when it was produced. From the additional profit derived from the bullion sale, the company then declared a special $0.10 per share dividend.

Now that prices are poised to rise, Goldcorp is stockpiling 33% of its gold production. At the end of March 2004, the company held 72,000 ounces on the balance sheet.

This ability to be flexible adds greatly to Goldcorp's financial performance.

McEwen funds health care

If the old adage is true that giving is really receiving, then Rob McEwen must be in for a major windfall following his personal Cdn$1 million donation this spring to the Red Lake Margaret Cochenour Memorial Hospital. His gift will help fund the hospital's Patient Care Renewal Infrastructure Project.

"The hospital does great work, offers invaluable service to the community," McEwen said.

Hospital CEO Ken McGeorge said "his generosity makes it possible for the hospital to complete the project without incurring debt."

As part of his support of health care for Canadians, McEwen also donated Cdn$10 million last year to the Toronto General & Western Hospital Foundation. The donation went towards the establishment of the McEwen Centre for Regenerative Medicine at University Health Network. The Network draws on the combined expertise of three leading hospitals: Toronto General Hospital, Toronto Western Hospital and Princess Margaret Hospital.

Bryce W. Douglas, Campaign Chair of University Health Network, said "Mr. McEwen's gift will significantly enhance the ability of our researchers to develop clinical applications of their work. His leadership is remarkable."

Regenerative medicine focuses on healing techniques that use the body's own cells to repair or grow tissues, organs and cells.

McEwen said it is vital to fund Canadian-based research to ensure that "a most remarkable treasure, our world-class medical research and health care community," remains vibrant.

"Some of the best professionals in the field of medicine are here in Canada," he said. "Yet we face a serious risk of losing this superb talent at the very time when we need it most, because well funded foreign interests are aggressively competing for our best talent, offering higher compensation, lower personal tax rates and more research dollars. These institutions need your support."

M&A targets becoming attractive!

Mergers and acquisitions continue to mesmerize the business world, but evidence indicates that most transactions don't deliver on their promise. For this reason, Goldcorp approaches this activity with caution, waiting for the appropriate moment to act. "We are a very patient, opportunistic buyer; we like to buy when others are not," Rob McEwen says.

Goldcorp's primary area of interest is opportunities located in the Americas, Australia and Europe. Elsewhere a situation must offer enormous returns to attract our attention to less stable areas of the world.  Goldcorp's goal is to increase annual gold production from current 680,000 to over 1,000,000 ounces, while maintaining a cost of production near the bottom of the cost curve for the industry.

The current correction in gold and gold share prices, since year end, has created an opportune time to buy.

Saskatchewan Minerals upgrades

Saskatchewan Minerals enhanced its future as a low-cost producer of natural sodium sulphate, following a three-year program to upgrade and modernize its plant, facilities and equipment.

The improvements included the installation of new burners and computer-controlled forced-air gas controllers for the boilers and drier. It also entailed the construction of dykes on Chaplin Lake, about 80 kilometres west of Moose Jaw, to facilitate the extraction of the sodium sulphate from the lake's shallow water.

Saskatchewan Minerals, 100% owned by Goldcorp, is one of North America's leading suppliers of sodium sulphate to blue chip producers of laundry and dishwasher detergent, pulp and paper, glass, textiles and carpet deodorizers.
Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.	SUMMER 2004 - GOLDCORP OUTLOOK 5

VR lab in Red Lake

Above is a photo of the 3-D virtual reality laboratory at Goldcorp's Red Lake Mine. The world's first such facility at an active mining camp should make finding and developing new orebodies less expensive and more efficient.

A new virtual reality laboratory at Goldcorp's Red Lake Mine in northwestern Ontario provides a state-of-the-art research and development facility that will help with ongoing and future exploration and mining programs.

The virtual reality laboratory - the world's first in an active mining camp - employs high-end technologies to interpret massive amounts of data and then projects that information as three-dimensional images onto a large screen.

"By showing exactly what an orebody and the related mining infrastructure look like, our new virtual reality laboratory should make finding and developing new orebodies much less expensive and much more efficient," says Red Lake Mine Manager Claude Lemasson.

To develop the lab, Goldcorp partnered with Placer Dome Canada and Laurentian University's Mining  Innovation, Rehabilitation and Applied Research Corporation (MIRARCO).

Goldcorp supports new road

Goldcorp strongly supports the construction of an important new road to link Red Lake to Manitoba.

The new road would shorten the drive between Red Lake and Winnipeg from six to four hours and change Red Lake from being at the end of the road to being on a circle route. The benefits are many. It would give a big boost to economic activity and tourism in and around Red Lake and to northwestern Ontario.

The lower transportation costs resulting from the new road would also reduce Goldcorp's operating costs, allow the company to continuously attract strong personnel and reduce the cost of living for the entire community.

Local business people and other concerned citizens have formed the Werner Lake Road Committee, which is holding ongoing discussions with the Municipality of Red lake, other affected communities and the Ontario and federal governments.

"We believe the time has come to act. When completed, the new road would accelerate the growth of economic development in northwestern Ontario," says Goldcorp's Rob McEwen.

Growth through strategic alliances

Many of the world's greatest gold deposits have been and will continue to be discovered not by industry giants but by small exploration companies engaging in a very high-risk business.

The majority of exploration ventures come up empty, and even if they do make a significant discovery, most junior exploration companies lack the financial resources or expertise to profitably develop their property.

This is where Goldcorp comes in. To minimize exploration risk to shareholders in the quest for new gold-mining opportunities, Goldcorp has forged partnerships with a number of promising junior exploration companies. Under such arrangements, Goldcorp has purchased a stake in junior companies and in some cases is earning an interest in the projects.

Goldcorp has established alliances with the following six junior mining enterprises:

  Planet Exploration Inc. and Goldcorp are jointly exploring the Sidace Lake property northeast of the Red Lake Mine. Goldcorp, which has a 17% equity in Planet, must spend Cdn$2.55 million over three years to earn a 50% interest in the Sidace Lake property. Goldcorp also holds an option to increase its position to 60%.

  MetalCORP, a new company that started trading in February 2003, owns the Black Bear property in the Red Lake area. Goldcorp has teamed up with MetalCORP to explore the clearly defined targets on the Black Bear property.
  Rubicon Minerals Corporation, which controls a significant land position in the Red Lake mining district, has optioned its Red Lake North and Adams Lake property blocks to Goldcorp. To earn a 60% interest in the properties, Goldcorp must spend Cdn$5 million on exploration over four years, including committed first-year expenditures of Cdn$750,000. As part of the deal, Goldcorp made a one million share private placement into Rubicon at a price of Cdn$1.60 per share.
  American Bonanza Gold Mining Corp., in which Goldcorp is the major shareholder, is engaged in the acquisition, exploration and development of mineral properties. The Copperstone Project in Arizona is currently the subject of a significant development drilling program designed to measure reserves and explore for additional resources. Discovery potential also exists at Bonanza's other excellent prospective exploration properties in large mining districts in the American Southwest.
  Candente Resource Corp. is a mineral exploration company focused on the acquisition and exploration of gold and copper projects in Peru and Newfoundland. In February 2003, Goldcorp purchased a 5% interest in Candente, and in March 2004, the two companies finalized a Strategic Partnership Agreement to conduct exploration in Newfoundland.
  Eastmain Resources Inc. has been actively exploring in Quebec for the past 20 years. On November 11, 2003, Goldcorp formed a five-year strategic alliance under which Goldcorp would have the first right to negotiate terms for a majority interest in any exploration project that Eastmain wishes to joint venture in exchange for Goldcorp's financial, technical and marketing expertise.
6 GOLDCORP OUTLOOK • SUMMER 2004

Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.

Come find out how we have achieved a 32% compound growth rate since 1993.

We invite you to attend one of our lunchtime presentations where you can hear our story and meet management in an informal setting.

WHERE & WHEN?

In Our Board Room Wednesdays at Noon

If you would like to attend please RSVP with your preferred date to: Amanda Furlong at (416) 865-0326 or by e-mail at afurlong@goldcorp.com

145 King Street West, Suite 2700
Toronto, Ontario Canada M5H 1J8
Telephone: (416) 865-0326
Investor relations enquiries: (800) 813-1412 (Canada & U.S.)
Facsimile: (416) 361-5741
E-mail: info@goldcorp.com

AGM - up close and personal

Goldcorp's innovative approach doesn't end with mining and exploration; it's also applied to its Annual General Meeting, held on June 16 at the Metro Toronto Convention Centre. "We regard the AGM as an excellent opportunity to give our shareholders better insights into our business, business partners and to explore our growth potential," says Goldcorp Chairman and CEO Rob McEwen. "Our goal is to have every shareholder come away with the confidence that his or her decision to invest in Goldcorp was a wise one."

The AGM, itself, included full discussion of the latest in exploration, operations, the Red Lake Mine expansion and Goldcorp's financial performance. A reception following the meeting gave those who attended a chance to interact with Goldcorp's management; get to know the company's suppliers, contractors and partners, and mingle with other shareholders. In all, 18 organizations had exhibition booths at the reception. In addition to companies involved in mining, they included the Royal Ontario Museum, which displayed a spectacular mineral collection, and University Health Network and Red Lake Hospital, which highlighted topical health issues.

To top off the reception, everyone had an opportunity to be photographed with a Goldcorp 400-ounce gold bar.

OUTLOOK IS A PUBLICATION OF GOLDCORP'S FORWARD THINKING

Goldcorp's Outlook will be	Forward-Looking Statements
published semi-annually.
The information presented in Outlook contains certain forward-looking statements within the meaning of US federal securities laws. These include statements about Goldcorp's expectations, beliefs, intentions or strategies for the future, and are indicated by words such as "budget," "anticipate," "intend," "believe," "estimate," "forecast," "expect," and similar words. While all forward-looking statements reflect Goldcorp's current views with respect to future events, they are subject to certain risks and uncertainties. Actual results may differ materially from those projected in Outlook for a number of factors, including those which are described in the Corporation's periodic filings with securities regulatory authorities. Goldcorp bases its forward-looking statements on information currently available to it and Goldcorp does not assume any obligation to update or revise them, except in accordance with applicable securities laws. Readers should not place undue reliance on forward-looking statements.

Goldcorp Inc.
145 King Street West, Suite 2700
Toronto, Ontario, Canada M5H 1J8
Toll Free: (800) 813-1412
Tel.: (416) 865-0326
Fax: (416) 361-5741
Email: info@goldcorp.com
Website: www.goldcorp.com

Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.	SUMMER 2004 - GOLDCORP OUTLOOK 7

Golden financials

The numbers tell the story of Goldcorp's phenomenal success: First quarter 2004 earnings of $17.3 million are 22% higher than the first quarter of last year, revenues rose to $48.3 million from $47.5 million and gold production increased by 19%. This performance comes on the heels of record-high earnings in 2003.

You'll find the details in the accompanying key financial statistics for the first quarter of 2004 and earnings statements for year end 2003.

Key Financial Statistics
(in US dollars)
	Three months ended	Three months ended
	March 31,	March 31,
	2004	2003
Financial position (millions)
Total revenues	$48.3	$47.5
Gold sales	$45.2	$44.2
Earnings from operations	$25.1	$23.2
Earnings for the period	$17.3	$14.2
Operating cash flow	$(3.5)	$(14.3)
Per share data (dollars)
Earnings Basic	$0.09	$0.08
Diluted	$0.09	$0.07
Cash flow[1] Basic	$(0.02)	$(0.08)
Diluted	$(0.02)	$(0.08)
Key financial ratios
Gross operating margin[1]	67.9%	65.5%
Net profit margin[1]	35.9%	29.9%
Return on invested capital[1]	13.6%	15.5%
Weighted average shares outstanding (000's)	189,465	182,588

	As at March 31,	As at December 31,
Financial Position (millions)	2004	2003

Cash and short-term investments	$328.7	$379.0
Gold bullion holdings (valued at market):
Produced, not sold	$30.8	$8.7
Working capital	$363.9	$362.2
Long-term debt	-	-
Shareholders' equity	$513.8	$507.7
Shares outstanding (000's)	189,553	189,274
  A complete set of Goldcorp's Consolidated Financial statements and interim Management Discussion and Analysis for the 1st quarter ended March 31, 2004, are available on the company's website at www.goldcorp.com

 The following table summarizes Goldcorp's mineral reserves and mineral resources at its two producing gold properties, the Red Lake Mine and the Wharf Mine.

	As of December 31, 2003			As of December 31, 2002
	(at $350 per ounce)			(at $300 per ounce)
			Contained			Contained
			Ounces of			Ounces of
	Tons	Grade	Gold	Tons	Grade	Gold
	(000's)	(opt)	(000's)	(000's)	(opt)	(000's)
Red Lake Mine
High Grade Zone
Proven and
Probable Reserves	1,983	2.22	4,404	1,957	2.35	4,594
Measured and
Indicated Resources	298	1.64	490	248	1.90	472
Sulphide Zone
Proven and
Probable Reserves	1,594	0.34	535	1,508	0.35	533
Measured and
Indicated Resources	1,962	0.33	646	1,055	0.35	369
Wharf Mine
Proven and
Probable Reserves	9,801	0.033	322	12,833	0.032	410
Total
Proven and
Probable Reserves	-	-	5,261	-	-	5,537
Measured and
Indicated Resources	-	-	1,136	-	-	841

In addition to the reserves and resources set out in the table above, the Red Lake Mine had an inferred mineral resource of 940,000 tons grading about 1.41 ounces per ton with 1,324,000 ounces of contained gold as of December 31, 2003.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of United States dollars, except per share amounts)

Years ended December 31,	2003	2002	2001
		(restated)	(restated)

Revenues
Gold	$248,954	$171,208	$157,310
Industrial minerals	13,688	13,986	13,035
	262,642	185,194	170,345
Expenses
Operating	88,527	64,779	62,238
Corporate administration	12,138	9,290	5,149
Depreciation and depletion	24,101	17,851	20,272
Exploration	3,006	3,696	4,576
	127,772	95,616	92,235
Earnings from operations	134,870	89,578	78,110
Other income (expense)
Interest and other income	7,241	4,021	1,824
Gain on sale of purchased bullion	1,664	-	-
Gain (loss) on foreign currency	(1,164)	(933)	1,007
Gain (loss) on marketable securities	10,230	14,792	(645)
	17,971	17,880	2,186

Earnings before taxes	152,841	107,458	80,296
Income and mining taxes	54,037	39,223	28,263

Earnings for the year	$98,804	$68,235	$52,033

Earnings per share
Basic	$0.54	$0.39	$0.32
Diluted	$0.53	$0.37	$0.31

Weighted average number
of shares outstanding (000's)
Basic	183,574	176,654	164,298
Diluted	188,179	184,246	167,969

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(in thousands of United States dollars)

Years ended December 31,	2003	2002	2001
Retained earnings (deficit) at beginning
of year as previously reported
As previously reported	$15,721	$(30,323)	$(66,859)
Change in accounting policy	(1,021)	(3,613)	(2,826)
As adjusted	14,700	(33,936)	(69,685)
Earnings for the year	98,804	68,235	52,033
Dividends paid to common shareholders	(50,146)	(19,626)	(16,444)
Interest on note receivable from officer	-	27	160
Retained earnings (deficit) at end of year	$63,358	$14,700	$(33,936)

Location of Goldcorp operations

8 GOLDCORP OUTLOOK • SUMMER 2004

Outlook contains forward-looking statements that are subject to certain risks and uncertainties, and actual results may differ materially from those projected. Please read "Forward-Looking Statements" on Page 7.